AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 2003
                                           REGISTRATION STATEMENT NO. 333-102172
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------



                                 POST-EFFECTIVE
                               AMENDMENT NO. 2 TO

                                    FORM S-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933



                                ----------------


                          FLORIDA POWER & LIGHT COMPANY
             (Exact name of registrant as specified in its charter)


           Florida                                               59-0247775
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)



                                ----------------


                             700 Universe Boulevard
                            Juno Beach, Florida 33408
                                 (561) 694-4000

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)


                                ----------------


    Dennis P. Coyle, Esq.           Thomas R. McGuigan, P.A.       Robert J. Reger, Jr., Esq.
General Counsel and Secretary       Steel Hector & Davis LLP        Thelen Reid & Priest LLP
Florida Power & Light Company     200 South Biscayne Boulevard          875 Third Avenue
    700 Universe Boulevard                 Suite 4000               New York, New York 10022
  Juno Beach, Florida 33408           Miami, Florida 33131               (212) 603-2000
        (561) 694-4000                   (305) 577-7000

        (Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)


                                ----------------


     It is respectfully requested that the Commission also send copies of all notices, orders and communications to:

                             Richard L. Harden, Esq.
                              Hunton & Williams LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 309-1000

                                ----------------



================================================================================

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.          EXHIBITS.

**1(a)   -   Form of Underwriting Agreement.

**1(b)   -   Form of Distribution Agreement.

**4(a)   -   Restated Articles of Incorporation of FPL dated March 23, 1992
             (filed as Exhibit 3(i)a to Form 10-K for the year ended
             December 31, 1993, File No. 1-3545).

**4(b)   -   Amendment to FPL's Restated Articles of Incorporation dated
             March 23, 1992 (filed as Exhibit 3(i)b to Form 10-K for the year ended December 31, 1993, File No. 1-3545).

**4(c)   -   Amendment to FPL's Restated Articles of Incorporation dated
             May 11, 1992 (filed as Exhibit 3(i)c to Form 10-K for the year ended December 31, 1993, File No. 1-3545).

**4(d)   -   Amendment to FPL's Restated Articles of Incorporation dated
             March 12, 1993 (filed as Exhibit 3(i)d to Form 10-K for the year ended December 31, 1993, File No. 1-3545).

**4(e)   -   Amendment to FPL's Restated Articles of Incorporation dated
             June 16, 1993 (filed as Exhibit 3(i)e to Form 10-K for the year ended December 31, 1993, File No. 1-3545).

**4(f)   -   Amendment to FPL's Restated Articles of Incorporation dated
             August 31, 1993 (filed as Exhibit 3(i)f to Form 10-K for the year ended December 31, 1993, File No. 1-3545).

**4(g)   -   Amendment to FPL's Restated Articles of Incorporation dated
             November 30, 1993 (filed as Exhibit 3(i)g to Form 10-K for the year ended December 31, 1993, File No. 1-3545).

**4(h)   -   Bylaws of FPL dated May 11, 1992 (filed as Exhibit 3 to Form 8-K dated May 1, 1992, File No. 1-3545).

**4(i)   -   Mortgage and Deed of Trust dated as of January 1, 1944, and
             One hundred and two Supplements thereto, between FPL and Deutsche
             Bank Trust Company Americas, Trustee (the "Mortgage") (filed as
             Exhibit B-3, File No. 2-4845; Exhibit 7(a), File No. 2-7126;
             Exhibit 7(a), File No. 2-7523; Exhibit 7(a), File No. 2-7990;
             Exhibit 7(a), File No. 2-9217; Exhibit 4(a)-5, File No. 2-10093;
             Exhibit 4(c), File No. 2-11491; Exhibit 4(b)-1, File No. 2-12900;
             Exhibit 4(b)-1, File No. 2-13255; Exhibit 4(b)-1, File No. 2-13705;
             Exhibit 4(b)-1, File No. 2-13925; Exhibit 4(b)-1, File No. 2-15088;
             Exhibit 4(b)-1, File No. 2-15677; Exhibit 4(b)-1, File No. 2-20501;
             Exhibit 4(b)-1, File No. 2-22104; Exhibit 2(c), File No. 2-23142;
             Exhibit 2(c), File No. 2-24195; Exhibit 4(b)-1, File No. 2-25677;
             Exhibit 2(c), File No. 2-27612; Exhibit 2(c), File No. 2-29001;
             Exhibit 2(c), File No. 2-30542; Exhibit 2(c), File No. 2-33038;
             Exhibit 2(c), File No. 2-37679; Exhibit 2(c), File No. 2-39006;
             Exhibit 2(c), File No. 2-41312; Exhibit 2(c), File No. 2-44234;
             Exhibit 2(c), File No. 2-46502; Exhibit 2(c), File No. 2-48679;
             Exhibit 2(c), File No. 2-49726; Exhibit 2(c), File No. 2-50712;
             Exhibit 2(c), File No. 2-52826; Exhibit 2(c), File No. 2-53272;
             Exhibit 2(c), File No. 2-54242; Exhibit 2(c), File No. 2-56228;
             Exhibits 2(c) and 2(d), File No. 2-60413; Exhibits 2(c) and 2(d),
             File No. 2-65701; Exhibit 2(c), File No. 2-66524; Exhibit 2(c),
             File No. 2-67239; Exhibit 4(c), File No. 2-69716; Exhibit 4(c),
             File No. 2-70767; Exhibit 4(b), File No. 2-71542; Exhibit 4(b),
             File No. 2-73799; Exhibits 4(c), 4(d) and 4(e), File No. 2-75762;
             Exhibit 4(c), File No. 2-77629; Exhibit 4(c), File No. 2-79557;
             Exhibit 99(a) to Post-Effective Amendment No. 5 to Form S-8, File
             No. 33-18669; Exhibit 99(a) to Post-Effective Amendment No. 1 to
             Form S-3, File No. 33-46076; Exhibit 4(b) to Form 10-K for the year ended December 31, 1993, File No. 1-3545; Exhibit 4(i) to Form 10-Q for the quarter ended June 30, 1994, File No. 1-3545; Exhibit 4(b) to Form 10-Q for the quarter ended June 30, 1995, File No. 1-3545;
             Exhibit 4(a) to Form 10-Q for the quarter ended March 31, 1996,
             File No. 1-3545; Exhibit 4 to Form 10-Q for the quarter ended
             June 30, 1998, File No. 1-3545; Exhibit 4 to Form 10-Q for the quarter ended March 31, 1999, File No. 1-3545; Exhibit 4(f) to
             Form 10-K for the year ended December 31, 2000, File No. 1-3545;

             Exhibit 4(g) to Form 10-K for the year ended December 31, 2000, File No. 1-3545; and Exhibit 4(o), File No. 333-102169.

**4(j)   -   Form of Supplemental Indenture relating to First Mortgage Bonds.

**4(k) One Hundred Third Supplemental Indenture, dated as of April 1, 2003, between Florida Power & Light Company and Deutsche Bank Trust Company Americas, Trustee.

*4(l) One Hundred Fourth Supplemental Indenture, dated as of October 1, 2003, between Florida Power & Light Company and Deutsche Bank Trust Company Americas, Trustee.

**5(a)   -   Opinion and Consent of Steel Hector & Davis LLP,
             dated December 23, 2002, counsel to FPL.

**5(a).1 -   Opinion and Consent of Steel Hector & Davis LLP,
             dated April 4, 2003, counsel to FPL (filed as Exhibit 5(a) to Post-
             Effective Amendment No. 1 to Form S-3, File No. 333-102172).

*5(a).2  -   Opinion and Consent of Steel Hector & Davis LLP,
             dated October 15, 2003, counsel to FPL.

**5(b)   -   Opinion and Consent of Thelen Reid & Priest LLP,
             dated December 23, 2002, co-counsel to FPL.

**5(b).1 -   Opinion and Consent of Thelen Reid & Priest LLP,
             dated April 4, 2003, co-counsel to FPL (filed as Exhibit 5(b) to
             Post-Effective Amendment No. 1 to Form S-3, File No. 333-102172).

*5(b).2  -   Opinion and Consent of Thelen Reid & Priest LLP,
             dated October 15, 2003, co-counsel to FPL.

**12     -   Computation of Ratio of Earnings to Fixed Charges (filed as
             Exhibit 12(b) to Form 10-K for the year ended December 31, 2001,
             File No. 1-3545 and Exhibit 12(b) to Form 10-Q for the quarter
             September 30, 2002, File No. 1-3545).

**23(a)  -   Independent Auditors' Consent of Deloitte & Touche LLP.

**23(b)  -   Consent of Steel Hector & Davis LLP (included in Exhibit 5(a) to
             Form S-3, File No. 333-102172).

**23(b).1-   Consent of Steel Hector & Davis LLP (included in Exhibit 5(a) to
             Post-Effective Amendment No. 1 to Form S-3, File No. 333-102172).

*23(b).2 -   Consent of Steel Hector & Davis LLP (included in Exhibit 5(a).2).

**23(c)  -   Consent of Thelen Reid & Priest LLP (included in Exhibit 5(b) to
             Form S-3, File No. 333-102172).

**23(c).1-   Consent of Thelen Reid & Priest LLP (included in Exhibit 5(b) to
             Post-Effective Amendment No. 1 to Form S-3, File No. 333-102172).

*23(c).2 -   Consent of Thelen Reid & Priest LLP (included in Exhibit 5(b).2).

**24     -   Power of Attorney.

**25     -   Statement of Eligibility on Form T-1 of Deutsche Bank Trust
             Company Americas with respect to the Mortgage.

*Filed herewith.

**Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Juno Beach, State of Florida on the 17th day of October, 2003.

                                       FLORIDA POWER & LIGHT COMPANY


                                       By:     /s/ Dennis P. Coyle
                                          --------------------------------------
                                                  Dennis P. Coyle
                                                  General Counsel and Secretary

         Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                                Title                         Date
        ---------                                -----                         ----

/s/ Lewis Hay III*                   Chairman of the Board, Chief           October 17, 2003
---------------------------
Lewis Hay III                        Executive Officer and Director
                                     (Principal Executive Officer)

/s/ Moray P. Dewhurst*               Senior Vice President, Finance         October 17, 2003
---------------------------
Moray P. Dewhurst                    and Chief Financial Officer and
                                     Director (Principal Financial
                                     Officer)

/s/ K. Michael Davis*                Vice President, Accounting,            October 17, 2003
---------------------------
K. Michael Davis                     Controller and Chief Accounting
                                     Officer (Principal Accounting
                                     Officer)

/s/ Dennis P. Coyle*                 Director                               October 17, 2003
---------------------------
Dennis P. Coyle

/s/ Lawrence J. Kelleher*            Director                               October 17, 2003
---------------------------
Lawrence J. Kelleher

/s/ Armando J. Olivera*              Director                               October 17, 2003
---------------------------
Armando J. Olivera

/s/ Antonio Rodriguez*               Director                               October 17, 2003
---------------------------
Antonio Rodriguez

/s/ John Stall*                      Director                               October 17, 2003
---------------------------
John Stall


*By:     /s/ Dennis P. Coyle
      ---------------------------------
      Dennis P. Coyle, Attorney-in-Fact

                                  EXHIBIT INDEX

5(a).2 Opinion of Steel Hector & Davis LLP, dated October 15, 2003, counsel to FPL.

5(b).2 Opinion of Thelen Reid & Priest LLP, dated October 15, 2003, co-counsel to FPL.

4(l) One Hundred Fourth Supplemental Indenture, dated as of October 1, 2003, between Florida Power & Light Company and Deutsche Bank Trust Company Americas, Trustee.

23(b).2  -   Consent of Steel Hector & Davis LLP (included in Exhibit 5(a).2).

23(c).2  -   Consent of Thelen Reid & Priest LLP (included in Exhibit 5(b).2).